Exhibit 99.1

DHX MEDIA PROVIDES CORPORATE UPDATE AND NOTICE OF Q1 2017 EARNINGS CALL

Halifax, NS – 8 November 2016 – DHX Media (or the "Company") (TSX: DHX.A, DHX.B; NASDAQ: DHXM), the world’s leading independent, pure-play children’s content company, announces adoption of an amendment to an accounting standard and related update to annual guidance, including an increase to the total revenue target range for the year, attributable to anticipated growth for WildBrain.

Adoption of Amendment to International Accounting Standard 38 (“IAS 38”)

As noted in DHX Media’s Consolidated Financial Statements for the year-ended June 30, 2016 and effective July 1, 2016, the Company has adopted an amendment to IAS 38 which deals with intangible assets. On a prospective basis, the Company will be adopting a declining balance approach to expensing its investments in film and television programs, replacing the film forecast method.

Amongst other potential impacts, the Company expects the adoption of the amendment to IAS 38 to increase the predictability of the expensing of its investment in film and television program assets, while also increasing the fluctuations in percentage gross margins(1) from period to period. On a high level, Management expects the adoption of the amendment to IAS 38 to have a positive impact on gross margins. The Company does not expect the adoption of the amendment to IAS 38 to have any material impacts on the operations of the business.

Updated Guidance

As a result of the adoption of the amendment to IAS 38, DHX Media has updated its latest annual guidance as detailed in the Management Discussion and Analysis (“MD&A”) dated September 28, 2016 for revenues, gross margins, and quarterly pacings. Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or Management’s conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and Consumer Products-owned (formerly M&L-owned)(2), Management’s low-end estimate is based on the Company’s existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals based on taking a more aggressive view on the existing pipeline. These potential additional licensing deals are mostly not yet contracted.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 190 Alexander St. 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9HQ, UK +44 20-8563-6400

Revenues

For Fiscal 2017, DHX Media expects the following revised target ranges:

•	For proprietary production revenue: $42-48 million. Management expects quarterly revenue pacing to be approximately 7.5%, 37.5%, 27.5%, and 27.5% for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

•	For distribution revenues, digital and traditional distribution revenue, and WildBrain: $76-80 million and $27-35 million, respectively. Management expects quarterly revenue pacing to be approximately 10%, 15%, 35%, and 40% for distribution and approximately 17.5%, 27.5%, 22.5% and 32.5% for WildBrain, for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

•	For Consumer Products-owned (formerly M&L-owned), including music, royalty, and live tour revenue: $28-34 million. Management expects quarterly revenue pacing to be approximately 12.5%, 12.5%, 27.5%, and 47.5% for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

•	For other revenue, including new media: $1-3 million.

•	For producer and service fee revenues: $59-65 million. Management expects quarterly pacing to be approximately 17.5%, 17.5%, 30% and 35% for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

•	For Consumer Products-represented (formerly M&L-represented): $18-23 million. Management expects quarterly revenue pacing to be approximately 27.5%, 20%, 20%, and 32.5% for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

•	For DHX Television: $63-68 million, including our estimate for advertising revenues. Management expects quarterly revenue pacing to be approximately 24%, 25%, 25%, and 26% for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 190 Alexander St. 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9HQ, UK +44 20-8563-6400

Gross Margins

As a result of the adoption of the amendment to IAS 38 and as noted above, Management expects increased fluctuations in percentage gross margins from period to period. Management has set the following revised target ranges for gross margins across its various revenue categories:

Proprietary Content, including proprietary production, distribution, WildBrain, Consumer Products-owned (formerly M&L-owned) and new media: Gross margins are expected to fluctuate from period to period, mainly as a result of the timing of deliveries, seasonality and product mix. The expected annual range for gross margins is 52-60% for the Proprietary Content group, with specific ranges of 50-55%, 45-58%, 50-63%, and 51-64% for Q1 to Q4, respectively.

Production Service: The expected annual range is 40-45% with the expected quarterly range of 35-50%.

DHX Television: The expected annual range is 62-65% with the expected quarterly range of 55-75%.

Consumer Products-represented: Both the expected annual and quarterly range is 100%.

Recent Corporate Activities

DHX Media also highlights the following recent corporate activities.

The Company has decided to pursue acquisition opportunities for its WildBrain Multi-platform Kids’ Network, particularly on YouTube. We are specifically focused on third-party channels that can be integrated into our platform to grow viewership and accelerate expansion of our WildBrain platform. The WildBrain subsidiary continues to perform extremely well and is ahead of expectations. Accordingly, we have adjusted guidance upward for this business area to reflect potential growth.

As previously announced, DHX Television has received approval from the Canadian Radio-television and Telecommunications Commission (“CRTC”) to allow broadcast advertising, effective immediately, on its pay television channel, Family Channel. The approval will permit the Company to leverage the channel’s strong following with families to generate revenues from ads targeting key viewers, such as teens and moms. Potential advertising revenue is reflected in the guidance provided above.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 190 Alexander St. 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9HQ, UK +44 20-8563-6400

Notice of Q1 2017 Earnings Call

The Company also announces that it will report its fiscal 2017 first quarter results after market close on Monday, November 14, 2016.

DHX Media senior management will host a conference call for analysts and investors at 8:00 a.m. ET on Tuesday, November 15, 2016 to discuss the Company's results. Media are welcome to listen in.

To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available approximately two hours after the call on +1(855) 859-2056 toll free or +1(416) 849-0833, and passcode 15499129, until 11:59 p.m. ET on November 22, 2016.

(1)	Gross Margin means revenue less direct production costs and expense of film and television programs produced (per the financial statements). Commensurate with the adoption of IAS 38, the Company has amended its definition of Gross Margin, to exclude all amortization of acquired and library content. Gross Margin is not an earnings measure recognized by generally accepted accounting principles (“GAAP”) and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable GAAP measure is earnings before income taxes

(2)	To more accurately align with accepted industry trade categories, the Company is renaming its Merchandising & Licensing (M&L) businesses under the new category of Consumer Products for financial reporting purposes. Going forward, the M&L-owned business (DHX Brands) and M&L-represented business (CPLG) will be referred to as “Consumer Products-owned” and “Consumer Products-represented”, respectively. The trade-facing names, DHX Brands and CPLG, will remain unchanged.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 190 Alexander St. 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9HQ, UK +44 20-8563-6400

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

Trade Media: Aimee Norman at DDA Blueprint PR

aimee@ddablueprint.com

+44 (0) 20 8985 4708

About DHX Media

DHX Media Ltd. (www.dhxmedia.com) is the world’s leading independent, pure-play children’s content company. Owner of the world’s largest independent library of children’s content, at more than 11,800 half-hours, the Company is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. As a content producer and owner of intellectual property, DHX Media delivers shows that children love, licensing its content to major broadcasters and streaming services worldwide. Through its subsidiary, WildBrain, DHX Media also operates one of the largest networks of children’s content on YouTube. The company’s robust consumer products program generates royalties from merchandise based on its much-loved children’s brands. Headquartered in Canada, DHX Media has offices in 15 cities globally, and is listed on the Toronto Stock Exchange (DHX.A and DHX.B) and the NASDAQ Global Select Market (DHXM).

Disclaimer
This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the effect of IAS 38 on revenues, the expensing of investment in film, gross margins, quarterly pacing, the growth of DHX Media’s WildBrain business, including the pursuit of acquisitions, strategies and operational activities of DHX Media and its pursuit of growth opportunities, and the growth and financial and operating performance of DHX Media, its subsidiaries, and investments Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include delivery and scheduling risk associated with production revenues, the Company’s ability to execute and close anticipated licensing transactions, the Company’s ability to identify, negotiate and execute on acquisition opportunities for the WildBrain business, for which no acquisitions are currently under contract, and therisk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 190 Alexander St. 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9HQ, UK +44 20-8563-6400